Contact

www.linkedin.com/in/michael-hoey-b95805143 (LinkedIn)

Michael Hoey

Founder/Board Director/CTO at Francis Medical
United States

Summary

Founder/Board Director/CTO
Francis Medical

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Experience

Francis Medical
Founder/Board Director/CTO
April 2018 - Present (4 years 7 months)
Maple Grove, Minnesota 55369

Solas BioVentures
General Partner
2017 - Present (5 years)

NxThera
Founder/Board Director/CTO
2008 - 2018 (10 years)

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